Exhibit (a)(5)(i)

GlaxoSmithKline Commences Tender Offer for TESARO, Inc.

LONDON, UK—December 14, 2018—GlaxoSmithKline plc (LSE/NYSE: GSK) (“GSK”) today announced that it is commencing a cash tender offer for all of the issued and outstanding shares of common stock of TESARO, Inc. (NASDAQ: TRSO) (“TESARO”) for a price of $75.00 per share. The tender offer is being made pursuant to an Offer to Purchase, dated December 14, 2018, and in connection with the previously announced Agreement and Plan of Merger, dated December 3, 2018, among GSK, Adriatic Acquisition Corporation, an indirect wholly-owned subsidiary of GSK (“AAC”) and TESARO (the “Merger Agreement”).

The tender offer commenced on December 14, 2018 and will expire at one minute past 11:59 P.M., Eastern Time, on January 14, 2019 (the “Expiration Date”), unless otherwise extended or terminated. Any extensions of the tender offer will be followed as promptly as practicable by public announcement thereof, and such announcement will be made no later than 9:00 A.M., Eastern Time, on the next business day after the previously scheduled Expiration Date.

GSK, GlaxoSmithKline LLC (“GSK LLC”) and AAC have filed a tender offer statement on Schedule TO with the United States Securities and Exchange Commission (the “SEC”). The Offer to Purchase contained within the Schedule TO sets out the terms and conditions of the tender offer.

TESARO will file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the SEC, which includes, among other things, the recommendation of TESARO’s board of directors that TESARO stockholders tender all of their shares in the tender offer.

As soon as practicable following the completion of the tender offer, AAC will acquire all remaining TESARO shares through a merger at the tender offer price.

The tender offer and the merger are subject to customary closing conditions, including (i) the tender by TESARO stockholders of at least one share more than 50% of the issued and outstanding shares of TESARO (as calculated pursuant to the terms of the Merger Agreement) and (ii) required regulatory approvals, including the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated. The tender offer is subject to other important conditions set forth in the Offer to Purchase.

Concurrently with entering into the Merger Agreement, GSK and AAC entered into Tender and Support Agreements with each of Mary Lynne Hedley, Ph.D., New 15 Opportunity Fund, L.P., Leon O. Moulder, Jr., KPCB Holdings, Inc. and New Enterprise Associates 13, L.P. (collectively, the “Supporting Stockholders”), pursuant to which such Supporting Stockholders agreed to tender their shares into the tender offer. As of December 10, 2018, the Supporting Stockholders collectively, directly and indirectly own approximately 25.7% of all issued and outstanding shares of TESARO.

The Information Agent for the tender offer is Innisfree M&A Incorporated. The Depositary and Paying Agent for the tender offer is Computershare Trust Company, N.A. The Dealer Managers for the tender offer are PJT Partners LP and Merrill Lynch, Pierce, Fenner & Smith, Incorporated. For all questions relating to the tender offer, please call the Information Agent, Innisfree M&A Incorporated toll-free at (888) 750-5834; banks and brokers may call collect at (212) 750-5833 or either Dealer Manager, PJT Partners LP at (212) 551-2564 or Merrill Lynch, Pierce, Fenner & Smith, Incorporated toll-free at (888) 803-9655.

Important Notices

This communication is for informational purposes only and is neither a recommendation, an offer to purchase nor a solicitation of an offer to sell securities. On December 14, 2018, GSK, GSK LLC and AAC filed with the SEC a tender offer statement on Schedule TO regarding the tender offer described in this communication. Holders of shares of common stock of TESARO are urged to read the tender offer statement (as it may be updated and amended from time to time) and the Schedule 14D-9 filed by TESARO as they contain important information that holders of shares of common stock of TESARO should consider before making any decision regarding tendering their shares. These materials will be made available to TESARO’s stockholders at no expense to them by Innisfree M&A Incorporated, the Information Agent, for the tender offer. In addition, the tender offer statement and other documents filed by GSK and TESARO with the SEC are available for free at the SEC’s website at www.sec.gov.

This release is not intended for distribution to, or use by, any person or entity in any jurisdiction or country where such distribution or use would be contrary to local law or regulation. This release has been prepared by GSK. No representation or warranty (express or implied) of any nature is given, nor is any responsibility or liability of any kind accepted, with respect to the truthfulness, completeness or accuracy of any information, projection, statement or omission in this release. This release does not constitute, nor does it form part of, any offer or invitation to buy, sell, exchange or otherwise dispose of, or any issuance, or any solicitation of any offer to sell or issue, exchange or otherwise dispose of any securities. This release does not constitute investment, legal, tax, accountancy or other advice or a recommendation with respect to such securities, nor does it constitute the solicitation of any vote or approval in any jurisdiction. There shall not be any offer or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the applicable securities laws of any such jurisdiction (or under exemption from such requirements).

In any jurisdiction in which the blue sky or other laws require the tender offer to be made by a licensed broker or dealer, the tender offer will be deemed to be made on behalf of GSK by either Dealer Manager, PJT Partners LP or Merrill Lynch, Pierce, Fenner & Smith, Incorporated, or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Forward-looking Statements

GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this press announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D Principal risks and uncertainties in GSK’s Annual Report on Form 20-F for 2017. GSK is providing the information in this announcement as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About GSK

GSK is a science-led global healthcare company with a special purpose: to help people do more, feel better, live longer. For further information please visit www.gsk.com.

GSK enquiries:

UK Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)

	Tim Foley	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Sarah Spencer	+1 215 751 3335	(Philadelphia)

	Mary Anne Rhyne	+1 919 483 0492	(North Carolina)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 208 047 5194	(London)

	Danielle Smith	+44 (0) 20 8047 7562	(London)

	James Dodwell	+44 (0) 20 8047 2406	(London)

	Mel Foster-Hawes	+44 (0) 20 8047 0674	(London)

	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

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